Smurfit-Stone Container Corporation Six City Place Drive Creve Coeur, Missouri 63141 314-656-5300

March 26, 2008

VIA FACSIMILE AND EDGAR (Correspondence)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Mr. John Reynolds, Assistant Director

Re:	Smurfit-Stone Container Corporation
Form 10-K for fiscal year ended December 31, 2006, filed February 28, 2007
File No. 000-23876

Dear Mr. Reynolds:

On behalf of Smurfit-Stone Container Corporation (the “Company”), we are responding to the comments in the letter to the Company, dated December 7, 2007, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2006 (“Form 10-K”).

The numbered paragraph below sets forth the Staff’s comments together with our response.

Executive Compensation

1.                                      We note that 30-40% of incentive awards under the Management Incentive Plan is based on individual performance which appears to be based on performance objectives.  In the future, if these performance objectives are quantitative, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

As will be disclosed in the Compensation Discussion and Analysis contained in the Company’s proxy statement to be filed with the Commission in connection with the Company’s 2008 annual meeting of stockholders (the “2008 Proxy Statement”), 65% of the incentive award available to the Chairman and Chief Executive Officer, the President and Chief Operating Officer, and the Senior Vice President and Chief Financial Officer under the Management Incentive Plan (“MIP”) was based on meeting or exceeding the 2007 budgeted earnings before interest, taxes, depreciation and amortization, as adjusted to exclude certain extraordinary items, (“EBITDA”) and the accomplishment of specific strategic cost reduction and profit initiatives, and 35% was at the discretion of the Compensation Committee.  This discretionary component of the award was dependent on Company performance and each such executive officer’s individual performance and contribution to overall Company performance, not tied to specific criteria.  The Company’s Compensation Committee believes that the discretionary component is important to provide the Compensation Committee with the flexibility to recognize other leadership contributions by the senior leaders of the Company.

As will be disclosed in the 2008 Proxy Statement, incentive awards for the Company’s other executive officers were based on meeting or exceeding the 2007 budgeted EBITDA and the accomplishment of specific corporate and division strategic cost reduction and profit initiatives,  division safety goals and/or individual objectives tied to his or her respective area of responsibility, with no discretionary component.

These objectives were based on Company operating goals that, if publicly disclosed, could impair the Company’s competitive position in the marketplace, as they would reveal information that could allow third parties to make certain calculated assumptions regarding the Company’s business strategy and forecasts.  The EBITDA and strategic cost reduction and profit initiatives objectives, though achievable, typically represent ambitious operating goals that are intended to provide incentives to management to achieve a level of performance that is higher than the prior year.  Because these objectives are based in part on the Company’s financial forecasts, the Company believes disclosure of the financial benchmarks by which these performance objectives are measured presents a considerable risk of competitive harm and a potential advantage to other market participants.  Accordingly, the Company intends to omit these performance objectives from its Commission filings.

In addition, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (314) 656-5276 or David W. Braswell of Armstrong Teasdale LLP, counsel to the Company, at (314) 552-6631.

Sincerely,

/s/ Charles A. Hinrichs
Charles A. Hinrichs
Sr. Vice President and Chief Financial Officer

cc:	David W. Braswell, Esq.
Armstrong Teasdale LLP